May 22, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kathleen Collins
Laura Veator

Re:	Qlik Technologies Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 28, 2012
Form 10-Q for the Quarter Ended March 31, 2012
Filed May 4, 2012
File No. 001-34803

Dear Mses. Collins and Veator:

On behalf of Qlik Technologies Inc. (the “Company”), this letter responds to the comments set forth in the letter to the Company dated May 9, 2012 from the staff of the United States Securities and Exchange Commission (the “Staff”). For your convenience, we have repeated and numbered the comments from the May 9, 2012 letter in italicized print, and the Company’s responses are provided below each comment.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations

Operating Expenses

Provision for Income Taxes, page 41

1.	You state that your consolidated income tax rate is a composite rate reflecting earnings (losses) and the applicable tax rate in the various locations where you operate. Please tell us which foreign jurisdiction(s) had the most significant impact on your effective tax rate for each period presented. To the extent that one or two countries have had a more significant impact on your effective tax rate, then tell what consideration you have give to disclosing this information and including a discussion regarding how potential changes in such countries’ operations may impact your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350.

United States Securities and Exchange Commission

May 22, 2012

RESPONSE TO COMMENT 1:

We respectfully acknowledge the Staff’s comment and the requirements of Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release No. 33-8350 as they relate to Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”). Item 303(a)(3)(i) requires us to “describe any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations and, in each case, indicate the extent to which income was so affected.” In addition, Item 303(a)(3)(i) requires us to “describe any other significant components of revenues or expenses that, in the registrant’s judgment, should be described in order to understand the registrant’s results of operations.”

The intellectual property contained in our software platform, QlikView, that we license to our customers is held by our wholly-owned Swedish subsidiary, QlikTech International AB (“QT IAB”). Our subsidiaries that conduct the business of distributing QlikView are required to pay a royalty to QT IAB which results in a fixed operating margin for each of those subsidiaries. The resulting effect is that a significant portion of our annual pre-tax profit is recorded in Sweden. Accordingly, our Swedish operations and their related profitability have a significant impact on our effective tax rate for all periods presented in our Annual Report on Form 10-K (“10-K”) for the year ended December 31, 2011.

We also have no plans currently to transfer our intellectual property from Sweden to any other jurisdiction. We believe that a hypothetical decrease in consolidated profitability would not have a material impact on our effective tax rate; as such a decrease would result in a greater proportion of profit in the other countries in which we operate, most of which do not have a statutory income tax rate materially greater than the Swedish statutory income tax rate.

While we have considered additional disclosure regarding the effect of any such potential changes in our foreign operations, in our judgment, further disclosure regarding the foreign jurisdictions which impact our effective tax rate is not necessary. This determination is based on the fact that we do not expect that our effective tax rate in future periods will be significantly impacted by any potential changes in our Swedish operations, as a result of our diverse global structure and the impact of QT IAB’s ownership of our intellectual property on our effective tax rate.

2.	We further note that the effective tax rate for fiscal 2011 was significantly impacted by an increase in your valuation allowance, which resulted from the completion of your U.S. entity restructuring. Please explain further the entity restructuring and describe how it impacted your effective tax rate. Also, to the extent you anticipate this restructuring will continue to impact your future effective tax rates and results of operations; tell us whether you considered including a discussion of this potential trend or uncertainty within your MD&A disclosures. We refer you to Section III.B.3 of SEC Release No. 33-8350 and Item 303 of Regulation S-K.

United States Securities and Exchange Commission

May 22, 2012

RESPONSE TO COMMENT 2:

We respectfully acknowledge the Staff’s comment and the requirements of Item 303 of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350 as they relate to our U.S. entity restructuring completed in December 2011. Prior to December 2011, our legal entity structure included the U.S. operating subsidiary, QlikTech, Inc. (“QT, Inc.”), a wholly owned subsidiary of QT IAB (a Swedish entity), which is a wholly owned subsidiary of Qlik Technologies Inc. (on a stand-alone basis, “U.S. Holding Company”). As a result of QT IAB being between our U.S. Holding Company and QT, Inc. in our corporate structure, the U.S. corporations were not eligible to file a consolidated U.S. tax return and therefore the realizability of any existing deferred tax assets was evaluated on a separate company basis. QT, Inc., which has been profitable on a standalone basis since 2007, was in a three-year cumulative book income position and was expected on a stand-alone basis to remain profitable into the future based on then-current projections. As such, we evaluated the weight of this positive evidence and concluded that a valuation allowance was not required with respect to the deferred tax assets for this entity. Our U.S. Holding Company has experienced losses since inception, was in a three-year cumulative book loss position and was expected to experience losses for the foreseeable future. As such, we evaluated the weight of this negative evidence and concluded that a valuation allowance was required with respect to the deferred tax assets for our U.S. Holding Company. These conclusions were consistently applied by us prior to the quarter ended December 31, 2011.

As a result of the completion of the restructuring and the expectation that QT, Inc. and our U.S. Holding Company will file U.S. consolidated tax returns beginning in January 2012, we believe that the U.S. consolidated position is the most appropriate basis for evaluating the realizability of our net deferred tax assets at December 31, 2011. On a pro-forma consolidated basis, our U.S. Holding Company and QT, Inc. (“U.S. Consolidated Entity”) were determined to be in a three-year cumulative book loss position and expected to generate a book loss for 2012 and 2013 based on our then-current projections of book income (loss). In evaluating the four sources of taxable income to be considered in evaluating whether or not a valuation allowance is required, we concluded that there is not sufficient positive evidence to overcome the significant negative evidence represented by our consolidated cumulative losses.

As such, a valuation allowance was recorded at year-end for the previously recognized net deferred tax assets of QT, Inc. The recognition of the valuation allowance on these deferred tax assets had a negative impact on our effective tax rate for the quarter and year ended December 31, 2011.

While our effective tax rate was negatively impacted in 2011 as a result of this restructuring, we believe that the long-term benefit of this restructuring is a more efficient tax structure which we expect to ultimately lower our effective tax rate. At this time, we cannot predict when the Company will fully realize such benefits from a GAAP perspective and do not believe that providing any further disclosure about the potential benefits in future years is appropriate currently or was appropriate at the time of filing the 10-K. We will continue to monitor our U.S. structure and to evaluate the realizability of our deferred tax assets and the need to provide further disclosure regarding the impact on future tax rates in future filings.

United States Securities and Exchange Commission

May 22, 2012

Liquidity and Capital Resources, page 45

3.	We note that as of December 31, 2011 you have approximately $61.9 million of total cash and cash equivalents in banking institutions outside of the United States. Please tell us what consideration you have given to also disclosing the amounts that are subject to restriction from and/or additional taxes upon repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

RESPONSE TO COMMENT 3:

We respectfully acknowledge the Staff’s comment and the requirements of Item 303(a)(1) of Regulation S-K and Section IV of SEC Release No. 33-8350 as they relate to MD&A. Item 303(a)(1) requires us to “identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in the registrant’s liquidity increasing or decreasing in a material way.”

As of December 31, 2011, the amount of cash and cash equivalents that we held outside of the U.S. was $61.9 million, of which approximately $44.0 million consisted of cumulative undistributed earnings. This compares to our total consolidated cash and cash equivalents of $177.4 million as of December 31, 2011. Our U.S. operations and cash and cash equivalents are anticipated to be sufficient to satisfy our projected liquidity needs in the U.S., and we anticipate using our cash held outside the U.S. to fund foreign operations. Therefore, we do not believe it is reasonably likely that any foreign earnings would be repatriated to the U.S. In addition, our cash balances subject to restrictions were approximately $0.5 million. Accordingly, we determined that our liquidity was not reasonably likely to decrease or increase in a material way as a result of repatriation and/or cash balances subject to restrictions. In future filings, if we determine that repatriating the undistributed earnings of foreign subsidiaries is reasonably likely to occur or if cash balances subject to restriction become material, and therefore result in the possibility of our liquidity increasing or decreasing in a material way, we will disclose these items in the Liquidity and Capital Resources section of our MD&A.

Non-GAAP Financial Measures, page 47

4.	We note you disclose various non-GAAP financial measures, which you believe can assist investors in understanding and assessing your on-going core operations and prospects for the future. Please explain further the reasons why management believes this information is useful to investors and tell us whether you considered disclosing these reasons. We refer you to the guidance in Item 10(e)(1)(i)(C) of Regulation S-K. In addition, tell us if management uses these non-GAAP measures in managing your business. If so, to the extent material, tell us your consideration to disclose the additional purposes for which management uses these non-GAAP financial measures. We refer you to Item 10(e)(1)(i)(D) of Regulation S-K and Question 102.04 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures.

United States Securities and Exchange Commission

May 22, 2012

RESPONSE TO COMMENT 4:

We respectfully acknowledge the Staff’s comment and the requirements of Item 10(e)(1)(i)(C) and Item 10(e)(1)(i)(D) of Regulation S-K as they relate to non-GAAP performance measures. We believe that our non-GAAP adjustments provide useful information to both management and investors for the following reasons:

•

Stock-based compensation. Although stock-based compensation is an important aspect of the compensation of our employees, executives and directors, determining the fair value of the stock-based instruments involves a high degree of judgment and estimation and the expense recorded may bear little resemblance to the actual value realized upon the future exercise or termination of the related stock-based awards. Furthermore, unlike cash compensation, the value of stock-based compensation is determined using a complex formula that incorporates factors, such as market volatility, that are beyond our control. We believe it is useful to exclude stock-based compensation in order to better understand the long-term performance of our core business and to facilitate comparison of our results to those of peer companies.

•

Employer payroll taxes on stock transactions. The amount of employer payroll taxes on stock transactions is dependent on our stock price and other factors that are beyond our control and which we believe do not correlate to the operation of our business.

•

Lease termination costs. Lease termination costs include termination costs to settle lease obligations related to facilities that are no longer occupied as well as the write-off of leasehold improvements related to those facilities that are no longer in use. We believe that these costs are generally non-recurring and do not correlate to the on-going operation of our business.

•

Contingent consideration adjustment. In January 2010, we acquired Syllogic Corporation, a reseller of our software in Japan. The purchase price included contingent cash consideration of up to $0.8 million. At each reporting date, we remeasure the contingent consideration at fair value until the contingency is resolved. During the three months ended December 31, 2011, a charge of $0.3 million was recorded related to changes in fair value of contingent consideration liabilities and is included in our consolidated statement of income. We believe that these costs are generally non-recurring and do not correlate to the on-going operation of our business.

We note that within MD&A we have disclosed that we present non-GAAP financial measures to assist investors and others in understanding and assessing our core operations and on-going operations and prospects in the future. In addition, we have disclosed that our non-GAAP financial measures provide an additional tool for investors to use in comparing our results with other companies in our industry, many of whom use similar non-GAAP measures. In addition, our quarterly earnings press releases cite the reasons noted above which further explain why we make certain non-GAAP adjustments to our GAAP results each period. In future filings, we will include the similar language noted above within our MD&A, consistent with that included in our quarterly earnings press releases.

United States Securities and Exchange Commission

May 22, 2012

Management uses these non-GAAP measures in order to assess our on-going financial performance and core operations relative to analyst expectations, which we believe is consistent with other companies in our industry. Our internal budgets and forecasts are structured in a way that allows us to measure our non-GAAP operating results consistent with the format provided in our 10-K, as we do not consider the aforementioned items excluded for non-GAAP purposes as meaningful indicators of our financial performance. We do not use these non-GAAP financial measures for purposes related to the compensation of our executives or other employees. We believe that our disclosures with respect to the usefulness of this non-GAAP information are consistent with our use of these measures.

5.	Please explain further the non-GAAP adjustment for “Employer payroll taxes on stock transactions” and tell us how it is used in your performance measure of non-GAAP net income. Tell us what consideration you gave to disclosing these factors.

RESPONSE TO COMMENT 5:

We respectfully acknowledge the Staff’s comment regarding the non-GAAP adjustment for “Employer payroll taxes on stock transactions”. This adjustment relates to payroll tax and social cost expenses that we incur that are directly related to the exercise of common stock options by our employees, particularly in certain European territories that do not have an annual limit on earnings subject to social costs and certain payroll tax expenses. We adjust our non-GAAP net income (loss) to exclude the impact of these expenses on our non-GAAP operating results. We believe that the amount of employer payroll taxes on stock transactions is dependent on our stock price and other factors that are beyond our control and do not correlate to the on-going operation of our business. We believe that this adjustment provides an additional tool for investors to use in comparing our results with other companies in our industry, many of whom use similar non-GAAP measures. Accordingly, the impact of these expenses is removed from our non-GAAP operating results. As stated in our response to Comment 4 above, we have cited within our quarterly earnings releases the reasons for excluding these expenses from our non-GAAP operating results, and we will expand our disclosures in future filings to include in our MD&A the reasons for making such non-GAAP adjustments as discussed in response to Comment 4 above and in our quarterly press releases.

Item 9A. Controls and Procedures

(c) Changes in Internal Control over Financial Reporting, page 55

6.	We note that you did not maintain effective controls over the preparation and review of accounting for income taxes for the periods ended March 31, 2011, June 30, 2011 and September 30, 2011, and that this control deficiency constituted a material weakness in internal control over financial reporting. We further note you believe that this material weakness was remediated as of December 31, 2011. Please tell us what specific actions you took to remediate this weakness and tell us what consideration you have given to disclosing such efforts in your discussion of changes in internal control over financial reporting pursuant to Item 308(c) of Regulation S-K.

United States Securities and Exchange Commission

May 22, 2012

RESPONSE TO COMMENT 6:

We respectfully acknowledge the Staff’s comment and the requirements of Item 308(c) of Regulation S-K as they relate to the material weakness in internal control over financial reporting for the periods ended March 31, 2011, June 30, 2011 and September 30, 2011 (collectively, the “Effected Quarters”), and our assertion of internal control over financial reporting as of the year ended December 31, 2011. Item 308(c) requires us to “disclose any change in the registrant’s internal control over financial reporting…that occurred during the registrant’s last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.”

As as a result of our on-going efforts during 2011 to enhance our internal control structure as a new public registrant in the initial reporting year in which we were required to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and our continued enhancement of our control environment, we implemented several annual controls around accounting for income taxes during the quarter ended December 31, 2011. The new controls included a reconciliation of income to help ensure accuracy of the provision, additional levels of review for items related to stock-based compensation, disclosure procedures, deferred tax asset analysis, tax account roll-forwards and tax packages. These controls, which we implemented during the quarter ended December 31, 2011 and were determined to be effective as of December 31, 2011, enabled us to detect the interim period tax provision errors during the Effected Quarters prior to filing our 10-K. We further noted that the situation that resulted in the control breakdown no longer exists subsequent to the U.S. entity restructuring, thereby reducing the risk of material misstatement in income taxes to an acceptably low level.

In our 10-K, we stated that “We have implemented additional internal controls around accounting for income taxes which also will be applied to future interim periods.” We do not believe that the specific details of the individual control activities implemented would be materially helpful to the readers of our financial statements, but that it is helpful for them to know that we implemented additional controls, tested the design and operating effectiveness of those controls, and deemed them to be effective in remediating the material weakness. Our external auditors tested the design and effectiveness of those controls as of December 31, 2011 and agreed with our assessment.

7.	Also, tell us how your auditor determined that the controls have been in place for a sufficient period of time to assess the operating effectiveness of such controls as of December 31, 2011. We refer you to paragraph 53 of PCAOB Auditing Standard No. 5.

United States Securities and Exchange Commission

May 22, 2012

RESPONSE TO COMMENT 7:

We respectfully acknowledge the Staff’s comment and considerations of paragraph 53 of PCAOB Auditing Standard No. 5 as they relate to our auditor’s determination of the operating effectiveness of our internal controls over preparation and review of accounting for income taxes. As noted above in our response to Comment 6, we concluded that controls had been in place for a sufficient period of time to assess the operating effectiveness of such controls as of December 31, 2011. The interim period tax provision errors during the Effected Quarters were detected by management as part of the year-end income tax accounting process based on controls that were designed and implemented during the quarter ended December 31, 2011. More specifically, management implemented several additional controls over the income tax accounting process in the quarter ended December 31, 2011. Management determined that the majority of these additional controls will operate in interim periods beginning in 2012 in connection with the preparation of the interim period income tax provision.

Our auditors tested the Company’s internal control over financial reporting as of December 31, 2011, which included the aforementioned tax process controls, in connection with their integrated audit and concluded that these controls were appropriately designed and operating effectively to reduce to an acceptably low level the risk that a material error in income taxes would not be detected by employees in the normal course of performing their assigned duties.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 12. Share-Based Payment Plans

Maximum Value Stock-Settled Appreciation Rights, page F-24

8.	We note from your disclosure you granted Maximum Value Stock-Settled Stock Appreciation Rights (MVSSSARs) that contain a predetermined cap on the maximum stock price at which point the instrument must be exercised, and that at exercise the employees will receive shares of the company’s common stock with a value equal to the difference between the exercise price and the then current market price per share of your common stock, subject to the predetermined cap. As such, it appears that in certain outcomes, the value of these awards on the settlement date is based on a fixed dollar amount. Tell us how you have considered the provisions of ASC 480-10-25-14 and the related implementation guidance in determining whether to account for these awards as liabilities or equity.

United States Securities and Exchange Commission

May 22, 2012

RESPONSE TO COMMENT 8:

We respectfully acknowledge the Staff’s comment and the provisions of ASC 480-10-25-14 as they relate to our Maximum Value Stock-Settled Stock Appreciation Rights (MVSSSARs). As disclosed on page F-24 of our 10-K, we started granting MVSSSARs to our Swedish employees in fiscal 2011. In response to the Staff’s comment, we note that the monetary value of the MVSSSARs is not solely or predominantly based on the conditions in ASC 480-10-25-14 (a-c), therefore we classify these instruments as equity. Specifically, the provisions of the MVSSSARs do not have a fixed monetary amount known at inception as the settlement is dependent on appreciation of the fair market value of our common stock, which is not guaranteed; the MVSSSARs are not indexed to any other measure than the fair value of our common stock; and the monetary value of the obligation is directly related to changes in the fair value of our common stock, subject to the “maximum value” provided by us for each grant. The maximum conversion price (cap) is computed at the grant date as the sum of the stock price on the date of grant and the maximum value of the instrument (which is 125% of the Black-Scholes value of common stock options granted on the same date). Based upon a simulation model that we prepare in valuing these awards, the distribution of the projected future stock prices of the Company during the time between vesting date and the end of the contractual term of the instrument is not predominantly at or above the price imputed by the ceiling and, therefore, we believe the value of the award is not predominantly fixed at the inception of the arrangement.

Accordingly, we believe that our MVSSSARs are more akin to an equity classified stock-settled award than a stock appreciation right or stock-settled debt as described in ASC 480-10-25-14.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Item 1 Financial Statements

Notes to Unaudited Consolidated Financial Statements

Note 6. Benefit From Income Taxes

9.	We note your disclosure that the effective tax rate for the three months ended March 31, 2012 was a benefit of 17.8% which reflects foreign income taxed at local jurisdiction rates and the recognition of certain valuation allowances. Please further explain the nature of these benefits, and what consideration you have given to the recoverability of these benefits to the extent they are reflected as deferred tax assets. Tell us what consideration you have given to disclosing these factors.

United States Securities and Exchange Commission

May 22, 2012

RESPONSE TO COMMENT 9:

We respectfully acknowledge the Staff’s comment regarding our effective tax rate and resulting income tax benefit for the three-month period ended March 31, 2012. The income tax benefit which is recorded during the period is attributable to our Swedish subsidiary, QT IAB, which generated a pre-tax loss for the period. We believe that our analysis of positive and negative evidence, which includes three-year cumulative profit, projected income for the full year 2012 and a history of losses in the first of half of the year followed by profitability for the full year, provides a basis to record the related income tax receivable included within current assets as of March 31, 2012. With the exception of QT IAB and our U.S. Consolidated Entity, all entities within the consolidated group were profitable for the period. In addition, all entities within the group, with the exception of the U.S. Consolidated Entity, are expected to be profitable for the full year 2012. A full valuation allowance has been recorded for the deferred tax assets of the U.S. Consolidated Entity during the period based upon the negative evidence of three-year cumulative loss and projected losses for 2012. Our significant accounting policy disclosures in our 10-K reflect that a valuation allowance is recorded when it is not more-likely-than-not that a deferred tax asset will be realized. In addition, we disclosed in our Quarterly Report on Form 10-Q that certain valuation allowances were recorded during the period. We believe that our disclosures with respect to the realizability of our deferred tax assets are adequate. For purposes of future 10-Q filings, we will consider adding disclosure related to the Company’s expectation of recovering the deferred tax assets generated through operating losses in our earlier interim periods by the end of the year.

In connection with our responses to the Staff’s comments, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the United States Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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United States Securities and Exchange Commission

May 22, 2012

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Please do not hesitate to contact me at (610) 994-3724 if you have any questions or would like additional information regarding this matter.

Very truly yours,

/s/ DEBORAH C. LOFTON
Deborah C. Lofton, Esq.
Vice President and General Counsel
Qlik Technologies Inc.

cc:	Lars Björk, Qlik Technologies Inc.